Exhibit 17.1

October 9, 2014

To the Members of the Board of

Sports Field Holdings, Inc.

Dear Gentlemen of the Board:

This letter shall serve as notice that effective October 9, 2014, I hereby resign from my position as a member of the Board of Directors of Sports Field Holdings, Inc. (the “Company”). The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/Daniel Daluise

 Daniel Daluise